Exhibit 99.1

ATIF Holdings Limited Announces Results of 2022 Annual General Meeting

[IRVINE, Calif.], July 28, 2022 /PRNewswire/ -- ATIF Holdings Limited (Nasdaq: ATIF) (the "Company," "ATIF" or "We"), a holding company providing business and financial consulting services in Asia and North America, today announced the results of its 2022 Annual General Meeting, which was held on July 25, 2022 in Lake Forest, CA.

At the Annual General Meeting, the Company’s shareholders:

(1)        elected Messrs. Jun Liu, Kwong Sang Liu and Yongyuan Chen and Mses. Yue Ming and Lei Yang as directors of the Company to serve on the Company’s Board of Directors until the next shareholders meeting and until their successors are duly elected and qualified;

(2)        ratified the appointment of ZH CPA, LLC as the Company’s independent registered public accounting firm for the fiscal year ending July 31, 2022.

About ATIF Holdings Limited

ATIF Holdings Limited ("ATIF") is a holding group with business consulting, asset management, and investment businesses, with offices in Los Angeles, California, Hong Kong, and Shenzhen, China. ATIF mainly provides IPO Advisory Services to small and medium-sized enterprises in Asia and North America. ATIF has advised several enterprises in China in their plans to become publicly listed in the United States. ATIF was awarded the "Top 10 Best Listed Companies 2019" from the "Golden Bauhinia Award," the highest award in Hong Kong's financial and securities industry. For more information, please visit https://ir.atifchina.com/.

Forward-Looking Statements

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantee of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: future financial and operating results, including revenues, income, expenditures, cash balances and other financial items; ability to manage growth and expansion; current and future economic and political conditions; ability to compete in an industry with low barriers to entry; ability to obtain additional financing in the future to fund capital expenditures; ability to attract new clients, complete projects for clients, and further enhance brand recognition; ability to hire and retain qualified management personnel and key employees; trends and competition in the financial consulting services industry; a pandemic or epidemic; the occurrence of any event, change or other circumstances that could affect the Company's ability to continue successful development and launch of its NFT collection; the possibility that the Company may not succeed in developing its NFT platform and business due to, among other things, changes in the business environment, competition, changes in governmental regulation, or other economic and policy factors; the ability of the Company to continue compliance with the development of applicable regulatory regulations in connection with blockchain, digital assets and the NFT industry; the possibility that the Company's ongoing NFT services may be adversely affected by other economic, business, and/or competitive factors; and other factors listed in the Company's annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions you that actual results may differ materially from the anticipated results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management's beliefs and assumptions only as of the date such statements are made. These forward-looking statements are made as of the date of this news release.

Media contact:

Anna Huang

+86-139-2726-7157

anna@atifchina.com